BRASCAN                                                             NEWS RELEASE
STOCK SYMBOL:  BNN  TSE/NYSE


A conference call has been arranged for investors and analysts to discuss Brascan's first quarter results with senior management on Monday, April 30 at 10:00 a.m. (E.S.T.). The call can be accessed by dialing 416-641-6696 (local and overseas) or 1-800-381-9619 (toll free in North America) at approximately 9:50 a.m. A taped rebroadcast of the teleconference will be available until May 14, 2001 by calling 416-626-4100 and entering reservation number 18585680. This conference call will also be Webcast live on our web site at www.brascancorp.com, where it will be archived for future reference.


             BRASCAN ANNOUNCES FIRST QUARTER EARNINGS OF $89 MILLION


TORONTO, APRIL 27, 2001 - Brascan Corporation today announced earnings from continuing operations for the three months ended March 31, 2001 of $89 million or $0.44 per share up from $87 million or $0.43 per share in the first quarter of 2000. Higher contributions from Brascan's property and financial operations more than offset lower contributions from natural resource operations. Total income for the first quarter of 2000 was $347 million, which included gains of $260 million.

                                                                  Three months ended
                                                                        March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS                                 2001        2000
====================================================================================
GROUP REVENUES                                                    $3,212      $3,201
------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                 $  89       $  87
   Income and gain on sale of discontinued operations                -          260
------------------------------------------------------------------------------------
NET INCOME                                                        $  89       $ 347
------------------------------------------------------------------------------------
PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE:
   Income from continuing operations                              $0.44       $0.43
   Net income                                                     $0.44       $1.88
====================================================================================

2001 HIGHLIGHTS TO DATE

> Over $400 million was invested during the first quarter in new properties and production facilities, as part of the company's program to expand its base of operations with high quality assets.

> Over $300 million of group equity securities were repurchased at discounts to their underlying values, under the initiative started in 2000 to surface shareholder values across the group.

> Brascan completed the privatization of Great Lakes Power Inc., which will now be operated as a wholly owned subsidiary of the company.

> The price of Brascan's common shares grew by 17% during the first quarter, as investor interest in value stocks increased.


BRASCAN'S CHAIRMAN, ROBERT HARDING, COMMENTED THAT: "OUR PARTICIPATION IN A NUMBER OF INDUSTRIES HAS ENABLED US TO GENERATE STRONG EARNINGS DESPITE A SLOWDOWN IN ONE KEY SECTOR. THE GROUP CONTINUES TO FOCUS ON IMPROVING PRODUCTIVITY, STRENGTHENING OUR ASSET BASE AND SURFACING VALUE FOR OUR SHAREHOLDERS."

OPERATIONS REVIEW

PROPERTY OPERATIONS contributed $39 million in the first quarter of 2001, up from $22 million in the same period last year. This increase reflects improved returns from commercial properties as a result of the re-leasing programs completed during 2000, as well as a gain on the sale of a 49% interest in two office buildings in Boston, 53 and 75 State Street, to a subsidiary of Deutsche Bank, A.G.

NATURAL RESOURCE OPERATIONS contributed $5 million in the quarter, down from $41 million last year. Mining and metals' earnings declined from $25 million to $7 million, mainly due to lower base metal prices and the impact of the strike at Falconbridge's nickel operations in Sudbury. A new three-year agreement was reached in February and full production is expected to resume by mid-year. These factors were partly offset by a tax recovery.

The contribution from forest products' operations declined from $16 million to a loss of $2 million, due mainly to lower lumber and oriented strandboard prices and provisions related to the consolidation of Nexfor's US specialty paper operations.

ENERGY OPERATIONS contributed $20 million in the quarter, unchanged from last year. Higher revenues from energy marketing operations and the return to more normal water flows on the lower Mississippi River were offset by the impact of lower water flows this winter at the company's operations in northern Ontario and western Quebec.

FINANCIAL AND OTHER OPERATIONS contributed $51 million in the quarter, up from $36 million last year, reflecting the growth in investment banking and management operations and a gain realized on the sale of Trilon's minority shareholdings in Brookfield Properties Corporation. The contribution from Brazilian operations remained unchanged at $4 million.

BUSINESS DEVELOPMENTS

Progress continued during the quarter on the multi-year capital investment program to expand the group's production base and long-term earnings potential.

Property Operations

> CIBC World Markets signed a 30-year lease for 100% of the space in 300 Madison Avenue, a 1.2 million square foot office building Brookfield is constructing in midtown Manhattan for completion in early 2004.

> Brookfield acquired a 50% interest in the 1.8 million square foot Bay-Adelaide Centre office project in downtown Toronto. This includes a one million square foot office tower, which Brookfield plans to develop on securing major tenancies.

> Brookfield acquired a 25% interest in a partnership formed to refurbish and reposition the Hudson Bay Centre, a one million square foot office-retail complex in midtown Toronto.

Natural Resource Operations

> Construction of the US$2.3 billion Antamina copper-zinc mine in Peru is virtually completed, with initial start-up scheduled in the third quarter and full production expected by the year end.

> Noranda and Falconbridge signed a letter of intent to acquire the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit in northern Chile, with closing expected in the second quarter.


2                                                            BRASCAN CORPORATION

> Commercial production started at the $360 million Huntingdon high-speed aluminum mill in Tennessee. When all phases of the mill are completed, it will produce 100,000 tonnes of heavy gauge foil for industrial and packaging users.

> Engineering and construction are 90% and 30% completed, respectively, on the $260 million Altonorte copper smelter expansion in Chile, which will nearly double its annual copper production to 290,000 tonnes and triple annual sulphuric acid output to 700,000 tonnes.

> Construction continued on two projects to increase the group's panelboard production capacity - the new $230 million oriented strandboard mill in Barton, Alabama and a $40 million particleboard line installation at the Cowie mill in Scotland.

Energy Operations

> Great Lakes Hydro Income Fund acquired a 50% interest in Powell River Energy in British Columbia. This added 82 megawatts of capacity to the group's power production base, which now stands at 987 megawatts.

> Construction commenced on four new hydroelectric generating stations in Ontario, British Columbia and southern Brazil, with an aggregate capacity of 121 megawatts.

Financial Services

Progress was also made on several initiatives in the group's financial services operations.

> Trilon's investment management affiliate, Highstreet Asset Management, issued $287 million of an innovative investment product, "Highstreet Years".

> Trilon launched the $500 million Tricap Restructuring Fund to focus on corporate restructurings and turnaround situations.

> Brascan has agreed to sell its 40% interest in its Brazilian financial services joint-venture, Banco Brascan S.A., to Trilon for US$41 million, thereby consolidating all the group's financial services under Trilon.

CAPITAL REPURCHASE PROGRAM

Progress also continued on the program to repurchase shares in Brascan and its affiliates which commenced in 2000, to increase value for the benefit of the group's remaining shareholders. During the first quarter of 2001, $314 million of group securities were acquired:

> Trilon acquired 14.5 million of its common shares in January 2001 under a substantial issuer bid, increasing Brascan's ownership of Trilon to 71%.

> Brascan acquired the outstanding 4.3 million publicly held common shares of Great Lakes Power Inc., following a going-private transaction approved by Great Lakes' shareholders on February 28, 2001. These shares were acquired in exchange for $250,000 in cash and 3.9 million Class A common shares of Brascan.

> Brascan acquired 682,500 of its Class A common shares during the quarter under its normal course issuer bid which concluded on April 2, 2001. Since this bid commenced in April 2000, a total of 5.5 million shares were acquired for $109.5 million at an average price per share of $19.95.


FIRST QUARTER 2001 PRESS RELEASE                                               3

As previously announced, Brascan received approval for a new normal course issuer bid to purchase up to 8,652,276 of its Class A common shares, representing approximately 5% of the company's outstanding Class A shares. Purchases under this bid will be made through the facilities of The Toronto Stock Exchange and the New York Stock Exchange. The period of this bid is from April 19, 2001 to April 18, 2002.

CORPORATE AND OUTLOOK

The regular quarterly dividend of $0.25 per share was declared, payable on August 31, 2001 to Class A and Class B common shareholders of record at the close of business on August 1, 2001.

ROBERT HARDING, BRASCAN'S CHAIRMAN, IN COMMENTING ON THE OUTLOOK FOR THE CURRENT YEAR, STATED THAT: "WE HAVE ESTABLISHED SOLID BUSINESS OPERATIONS WITH QUALITY ASSETS IN THREE VALUE SECTORS - COMMERCIAL PROPERTIES, NATURAL RESOURCES AND POWER GENERATION - AS WELL AS A STRONG AND GROWING FINANCIAL SERVICES BUSINESS. WE WILL CONTINUE TO ENHANCE VALUE THROUGH FOSTERING A PERFORMANCE CULTURE, BY EXPANDING OUR BUSINESS BASE AND BY EMPLOYING A VALUE-ADDING APPROACH TO EACH OF OUR ACTIONS. WE ARE DETERMINED TO TRANSLATE THE SIGNIFICANT VALUES CREATED IN RECENT YEARS INTO INCREASED SHAREHOLDER RETURNS."

                                  * * * * * * *

Note: This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                  * * * * * * *

BRASCAN CORPORATION is focussed on increasing shareholder value through owning businesses with leadership positions in the property, natural resources, energy and financial services industries. The Brascan group employs over 50,000 people in managing and operating more than 120 major properties and production facilities in North and South America and Europe. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

                                  * * * * * * *

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:


MEDIA:                       INVESTOR AND FINANCIAL ANALYSTS:
Robert J. Harding            Richard Legault                        Katherine C. Vyse
Chairman                     Senior Vice-President and              Vice-President
416-363-9491                 Chief Financial Officer                Investor Relations
                             416-956-5183                           416-369-8246


BRASCAN CORPORATION                                                            4

CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEET


                                                     MARCH 31  December 31
MILLIONS                                               2001        2000
==========================================================================
ASSETS
  Cash and cash equivalents                         $   199     $   347
  Securities                                          2,348       2,371
  Accounts and notes receivable                       2,714       2,833
  Investments accounted for using equity method       3,681
                                                                  3,654
  Property, plant and equipment                       2,146       2,018
  Other assets                                          414         378
--------------------------------------------------------------------------
                                                    $11,502     $11,601
==========================================================================

LIABILITIES
  Accounts payable and other                        $   803     $   812
  Corporate borrowings                                1,367       1,360
  Subsidiary company borrowings                       2,414       2,420
--------------------------------------------------------------------------
                                                      4,584       4,592
DEFERRED CREDITS                                        394         395
CAPITAL BASE
  Minority interests                                  1,494       1,701
  Shareholders' equity (Note 3)                       5,030       4,913
--------------------------------------------------------------------------
                                                      6,524       6,614
--------------------------------------------------------------------------
                                                    $11,502     $11,601
==========================================================================


FIRST QUARTER 2001 PRESS RELEASE                                               5

CONSOLIDATED STATEMENT OF INCOME


                                                              Three months ended March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS                                  2001       2000
=========================================================================================
GROUP REVENUES                                                    $3,212     $3,201
  Revenue of equity accounted affiliates                           2,886      2,927
                                                                  ------     ------
  Consolidated revenues                                              326        274
  Equity in pre-tax earnings of affiliates                            66        106
-----------------------------------------------------------------------------------------
INCOME BEFORE THE UNDERNOTED ITEMS                                   392        380
  Operating expenses                                                 165        143
  Interest expense                                                    72         65
  Minority interests                                                  37         34
  Taxes and other provisions                                          29         51
-----------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                     89         87
  Income and gain on sale of discontinued operations (Note 5)         --        260
-----------------------------------------------------------------------------------------
NET INCOME                                                        $   89     $  347
=========================================================================================
PER BASIC CLASS A AND CLASS B COMMON SHARE
  Income from continuing operations                               $ 0.44     $ 0.43
  Net income                                                      $ 0.44     $ 1.93
=========================================================================================
PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE
  Income from continuing operations                               $ 0.44     $ 0.43
  Net income                                                      $ 0.44     $ 1.88
=========================================================================================


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                               Three months ended March 31
MILLIONS                            2001       2000
==========================================================

BALANCE, BEGINNING OF PERIOD      $2,367     $1,938
  Net income                          89        347
----------------------------------------------------------
                                   2,456      2,285
----------------------------------------------------------
SHAREHOLDER DISTRIBUTIONS
  Convertible note interest            1          2
  Preferred share dividends           11         10
  Common share dividends              43         43
----------------------------------------------------------
                                      55         55
----------------------------------------------------------
BALANCE, END OF PERIOD            $2,401     $2,230
==========================================================


6                                                           BRASCAN CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                    Three months ended March 31
MILLIONS                                                                 2001       2000
===============================================================================================
GROUP OPERATING CASH FLOWS                                              $ 346      $ 471
  Operating cash flows of equity accounted affiliates                     236
                                                                                     368
-----------------------------------------------------------------------------------------------

  Consolidated cash flow from operations                                  110        103
-----------------------------------------------------------------------------------------------

FINANCING AND SHAREHOLDER DISTRIBUTIONS
  Corporate borrowings:
    Issuances                                                              --          4
    Repayments                                                            (54)      (291)
  Subsidiary company borrowings:
    Issuances                                                             123         20
    Repayments                                                           (167)        (6)
  Minority interests                                                     (176)        --
  Shares repurchased                                                      (17)        --
  Convertible note interest paid                                           (1)        (2)
  Dividends paid                                                          (54)       (53)
-----------------------------------------------------------------------------------------------

                                                                         (346)      (328)
-----------------------------------------------------------------------------------------------
INVESTING
  Securities:
    Purchases                                                             (96)        --
    Sales                                                                 119         61
  Loans and other receivables:
    Advanced                                                             (340)      (468)
    Collected                                                             467        129
  Investment in property and equipment                                   (126)       (64)
  Corporate investments sold                                               --        619
  Other                                                                    64        (58)
-----------------------------------------------------------------------------------------------

                                                                           88        219
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  Increase (Decrease)                                                    (148)        (6)
  Balance, beginning of period                                            347        100
-----------------------------------------------------------------------------------------------

  Balance, end of period                                                $ 199      $  94
===============================================================================================


FIRST QUARTER 2001 PRESS RELEASE                                               7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular, the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report.

   The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles ("GAAP") in Canada.

   The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

2. CHANGE IN ACCOUNTING POLICIES

This quarter, the company has adopted the new accounting standard issued by the CICA on Earnings Per Share. The new section harmonizes Canadian standards with the United States standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

3. SHAREHOLDERS' EQUITY

                                                                 MARCH 31   December 31
MILLIONS                                                           2001        2000
=======================================================================================

Convertible notes                                                $   99      $   99
Class A Preference shares                                           732         732
Common Shares Class A and Class B                                 4,199       4,082
---------------------------------------------------------------------------------------
                                                                 $5,030      $4,913
=======================================================================================


4. SHARES OUTSTANDING

                                                              MARCH 31      December 31
                                                                2001           2000
=======================================================================================

Class A Common Shares issued                                172,548,083    169,290,683
Class B Common Shares issued                                     85,120         85,120
---------------------------------------------------------------------------------------
                                                            172,633,203    169,375,803
Reserved for conversion of subordinated notes                 3,106,847      3,116,782
---------------------------------------------------------------------------------------
Total fully diluted Class A and Class B Common Shares       175,740,050    172,492,585
=======================================================================================
Unexercised options                                           3,450,867      3,012,707
---------------------------------------------------------------------------------------

Exercisable options                                           2,561,197      1,965,037
=======================================================================================


5. INCOME AND GAIN ON SALE OF DISCONTINUED OPERATIONS

In March 2000, the company sold its investment in Canadian Hunter Exploration Inc. for gross proceeds of $619 million. After providing for taxes and other costs in connection with the sale, the company realized a net gain of $250 million. Brascan's share of Canadian Hunter's income in 2000 prior to its sale was $10 million.


8                                                           BRASCAN CORPORATION

6. SEGMENTED INCOME STATEMENT

The company's business segments are based on the manner in which the company's businesses are organized and operating decisions and performance are assessed.

                                                                  Three months ended
                                                                        March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS                                 2001        2000
===================================================================================
REVENUES
   Property operations                                            $  39       $  22
   Natural resource operations                                        5          41
   Energy operations                                                 20          20
   Financial and other operations                                    51          36
   Investment and other income                                       20          20
-----------------------------------------------------------------------------------
                                                                    135         139
-----------------------------------------------------------------------------------
UNALLOCATED EXPENSES
   Interest expense                                                  26          28
   Minority interests                                                17          17
   Operating and other costs                                          3           7
-----------------------------------------------------------------------------------
                                                                     46          52
-----------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                  89          87
   Income and gain on sale of discontinued operations                --         260
-----------------------------------------------------------------------------------
NET INCOME                                                        $  89       $ 347
===================================================================================
EARNINGS PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE
   Income from continuing operations                              $0.44       $0.43
   Net income                                                     $0.44       $1.88
===================================================================================


7. SEGMENTED BALANCE SHEET ANALYSIS

Brascan's segmented balance sheet, which shows the equity investment in each business sector and the principal affiliates operating in each sector as at March 31, 2001 and December 31, 2000, was as follows:

                                                                MARCH 31  December 31
MILLIONS                                                          2001        2000
====================================================================================
OPERATING ASSETS                        AFFILIATE
    Property operations                 Brookfield               $1,371      $1,332
    Natural resource operations         Noranda                   1,796       1,809
                                        Nexfor                      400         400
    Energy operations                   Great Lakes                 802         692
    Financial and other operations      Trilon                    1,405       1,376
                                        Brascan Brazil              416         399
FINANCIAL AND OTHER ASSETS                                        1,082       1,137
------------------------------------------------------------------------------------
                                                                 $7,272      $7,145
====================================================================================
LIABILITIES
    Accounts payable and other                                   $   51      $   42
    Company borrowings                                            1,367       1,360
------------------------------------------------------------------------------------
                                                                  1,418       1,402
DEFERRED CREDITS                                                    218         224
CAPITAL BASE
    Minority interests                                              606         606
    Shareholders' equity                                          5,030       4,913
------------------------------------------------------------------------------------
                                                                  5,636       5,519
------------------------------------------------------------------------------------
                                                                 $7,272      $7,145
====================================================================================


FIRST QUARTER 2001 PRESS RELEASE                                               9

8. NET ASSET VALUE

The composition of the company's net asset value by business sector and the principal affiliates operating in each sector at March 31, 2001 and December 31, 2000 is set out in the following table:

                                                               MARCH 31  December 31
MILLIONS                                                         2001        2000
====================================================================================
OPERATING ASSETS                          AFFILIATE
    Property operations                   Brookfield             $2,054      $2,062
    Natural resource operations           Noranda                 1,491       1,407
                                          Nexfor                    351         337
    Energy operations                     Great Lakes             1,678       1,534
    Financial and other operations        Trilon                  1,432       1,247
                                          Brascan Brazil            640         640
FINANCIAL AND OTHER ASSETS                                        1,082       1,137
------------------------------------------------------------------------------------
                                                                 $8,728      $8,364
====================================================================================
LOANS AND ACCOUNTS PAYABLE                                       $1,418      $1,402
DEFERRED CREDITS                                                    100         100
CAPITAL BASE
    Minority interests                                              606         606
    Preference shares                                               732         732
    Class A and Class B common shares and convertible notes       5,872       5,524
------------------------------------------------------------------------------------
                                                                 $8,728      $8,364
====================================================================================
PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE               $33.42      $32.02
====================================================================================


Net asset values are derived by valuing the company's publicly traded affiliates at their quoted market values at the end of the reporting period, and by valuing Brascan Brazil at a 25% discount from the estimated domestic market value. Accordingly, the values do not reflect any control premiums attributable to these companies nor the transaction costs or taxes that may result from the sale of these investments. The net asset value of the company's investment in Great Lakes is after deducting $744 million of affiliate preference shares and is based on the market price of its shares immediately prior to Brascan's acquisition of the minority shareholdings.

   Restructuring and tax provisions are excluded in determining the underlying values, as these largely relate to accounting adjustments and tax timing differences. Currency and other general financial provisions of $100 million have, however, been deducted. Values used for the company's financial and other assets and loans and accounts payable are included at their recorded book values.


                                       - 30 -

10                                                           BRASCAN CORPORATION